UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2018

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Galapagos NV

Underwriting Agreement

On September 12, 2018, Galapagos NV (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. as representatives of the several underwriters named therein (the “Underwriters”), relating to the U.S. public offering (the “Offering”) of 2,575,107 American Depositary Shares, each representing one ordinary share, no par value, of the Company (the “ADSs”), at a price to the public of $116.50 per ADS (the “Offering Price”), before underwriting discounts and commissions. The net proceeds to the Company from the sale of the ADSs, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company, will be approximately $283.6 million. The Offering is expected to close on September 17, 2018, subject to the satisfaction of customary closing conditions. The Company has also granted the Underwriters a 30-day option to purchase up to an additional 386,266 ADSs at the Offering Price.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3ASR (File No. 333-211765) filed on June 1, 2016, as supplemented by a prospectus supplement dated September 12, 2018, filed on September 14, 2018.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of Argo BV o.v.v.e. CVBA relating to the ordinary shares underlying the ADSs is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

Articles of Association

The Company’s current Articles of Association are filed as Exhibit 3.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K, including the Exhibits, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, and 333-225263).

EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement, dated as of September 12, 2018, between the Company and Morgan Stanley & Co. LLC and Citigroup Capital Markets Inc. as representatives of the several underwriters named therein

3.1	Articles of Association (English translation), as amended

5.1	Opinion of Argo BV o.v.v.e. CVBA

23.1	Consent of Argo BV o.v.v.e CVBA (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: September 14, 2018	By:	/s/ Xavier Maes
Xavier Maes Company Secretary